EXHIBIT 99.1

Endeavour Silver Produces 1,205,793 Oz Silver and 8,338 Oz Gold (1.9 Million Silver Equivalent Oz) in Q1 2025

VANCOUVER, British Columbia, April 09, 2025 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) reports first quarter 2025 production of 1,205,793 silver ounces (oz) and 8,338 gold oz, for silver equivalent(1) (“AgEq”) production of 1.9 million oz.

“Our Q1 production results highlight the strength of our operations and our focus on consistent, efficient performance,” said Dan Dickson, Chief Executive Officer. “This steady momentum lays a solid foundation for the quarters ahead, as we sharpen our operational focus and prepare to bring Terronera into production.”

Q1 2025 Production Overview

  Guanaceví in Line with Guidance: Production in line with plan, continues at full capacity with slightly lower silver and gold grades processed than plan.

  Bolañitos Delivers Steady Production: Silver production was consistent with plan, while gold production was slightly below plan due to lower gold grades.

  Metal Sales and Inventories: Sold 1,223,684 silver ounces and 8,538 gold ounces during the first quarter. A total of 219,151 silver ounces and 715 gold ounces of bullion inventory and 31,232 silver ounces and 452 gold ounces in concentrate inventory were held at quarter end.

Q1 2025 Mine Operations

Consolidated silver production was 1,205,793 ounces in Q1 2025, in line with plan and 17% lower than Q1 2024. Lower silver production was driven by 24% lower silver production at the Guanaceví mine, partially offset by 53% higher silver production at the Bolañitos mine compared to the same quarter in 2024. Consolidated gold production was 8,338 ounces in Q1 2025, 18% lower than Q1 2024 due to 28% lower gold production at the Bolañitos mine, and 3% lower gold production at the Guanaceví mine.

In Q1 2025, Guanaceví throughput was 11% lower than Q1 2024 and silver and gold grades were 13% lower and 4% higher, respectively, which drove the 24% lower silver and 3% lower gold output. Guanaceví throughput and grades were in line with plan. Supplies of local third-party feed continued to supplement mine production, amounting to 18% of quarterly throughput.

Bolañitos Q1 2025 throughput was in line with throughput in Q1 2024, combined with 60% higher silver grades offset by 26% lower gold grades. Silver production was 53% higher than the same period in 2024, while gold production was 28% lower. Throughput and silver grades were consistent with plan, while gold grades were slightly lower than plan. The grade variation is due to mining from different locations in the ore body.

Production Highlights for the Three Months Ended March 31, 2025

Three Months Ended March 31,
	2025	2024	% Change
Throughput (tonnes)	209,507	221,794	(6%)
Silver ounces produced	1,205,793	1,460,006	(17%)
Gold ounces produced	8,338	10,133	(18%)
Payable silver ounces produced	1,193,358	1,450,308	(18%)
Payable gold ounces produced	8,188	9,948	(18%)
Silver equivalent ounces produced[1]	1,872,833	2,270,677	(18%)
Silver ounces sold	1,223,684	1,756,094	(30%)
Gold ounces sold	8,538	10,880	(22%)

1 Silver equivalent (AgEq) is calculated using an 80:1 silver:gold ratio.

Production Tables for the Three Months Ended March 31, 2025 by Mine

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Processed	per day	Ag gpt	Au gpt	Ag %	Au %	Ounces	Ounces
Guanaceví	102,438	1,138	348	1.30	88.6%	92.9%	1,015,327	3,989
Bolañitos	107,069	1,190	67	1.43	83.0%	88.3%	190,466	4,349
Consolidated	209,507	2,328	204	1.37	87.7%	90.4%	1,205,793	8,338

gpt = grams per tonne
Totals may not add up due to rounding

About Endeavour Silver

Endeavour is a mid-tier precious metals company with a strong commitment to sustainable and responsible mining practices. With operations in Mexico and the development of the new cornerstone mine in Jalisco State, the Company aims to contribute positively to the mining industry and the communities in which it operates. In addition, Endeavour has a portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.

Qualified Person

Dale Mah, P.Geo., Vice President Corporate Development, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters in this news release.

2025 Financial Results and Conference Call

Q1 2025 financial results will be released before market open on Tuesday May 13, 2025, and Management will host a conference call the same day at 10:00 a.m. PT / 1:00 p.m. ET to discuss the results.

Date:	Tuesday May 13, 2025

Time:	10:00am PT / 1:00pm ET

Telephone:	Canada & US + 1-833-752-3348 International + 1-647-846-2804

Replay:	Canada & US +1- 855-669-9658 International +1-412-317-0088 Access code is 2198664; audio replay will be available on Company’s website

Contact Information

Allison Pettit
Director, Investor Relations
Email: apettit@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s preparation to bring Terronera into production and Endeavour’s anticipated performance for upcoming financial quarters. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; changes in national and local governments’ legislation, taxation, controls, regulations and political or economic developments in Canada, Chile, the USA, and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; fluctuations in the prices of silver and gold; fluctuations in currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and U.S. dollar); and challenges to the Company’s title to properties; as well as those factors described in the section “Risk Factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecast mine economics, mining operations will function and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that any forward-looking statements or information will be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.